May 1, 2007

Anita Karu
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Mail Stop 3561
Washington, D.C. 20549

Re:  Action Fashions, Ltd
Amendment No. 1 to Registration Statement on Form 10-SB
Filed March 9, 2007
File No. 0-52413
Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended December 31, 2006
Filed March 9, 2007
File No. 0-52413

Dear Ms. Karu:

Please allow this to respond to your letter dated April 12, 2007 regarding the above referenced filings. We have attached an Amendment No. 2 to the Registration Statement on Form 10-SB and an Amendment No. 2 to form 10-QSB for the Fiscal Quarter Ended December 31, 2006 which should address your comments. We have also attached a redline copy of each filing to assist you with your review.

A summary of the changes in the amendments is as follows:

General

1. Acknowledgment

Please allow this to serve as our acknowledgment that:

a. The company is responsible for the adequacy and accuracy of the disclosure of the filing;

b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company, page 3

2. We have expanded this section of the registration statement to better describe the asset purchase agreement and its material terms

Merchandise/Product, page 3

3. We have expanded this section to better describe the nature of our relationships with our suppliers.

Business Strategy, page 5

4. We have revised this section to include the word “believe.”

5. We have provided a more detailed description of our business strategy and what our business model will consist of.

6. We have clarified this section in regard to the number of employees of the company.

Risk Factors, page 6

7. We have revised the referenced risk factor to include the words “if any” and “if we grow.”

8. We have eliminated the mitigating language in the risk factor

Management’s Discussion and Analysis, page 10

9. We have revise our results of operations to discuss the causes of material changes in sales and material expense items.

Financial Statements

10. We have labeled the revised columns “as restated” and provided an explanatory note. We have also provided an updated audit report.

Notes to Financial Statements

11. We have added a new note describing the types of expenses that are included in our cost of goods and general and administrative line items.

Note 1. Summary of Accounting Policies

Note 3. Related Party Transactions

Employment Agreement

12. In response to this comment, we have had extensive discussions with our auditor and reviewed the subject documents in detail. We note that the 48 month zero interest convertible promissory note contains a specific acceleration clause that states that the entire note becomes due and payable in the event of a default which is the case here. Accordingly, because of the specific stipulations contained in the note which state that Mr. Koehnke is entitled to the entire value of the promissory note regardless of whether he performs his duties under the employment contract, we believe that our financial statements are accurate as reported.

Exhibit 23.1

13. Our accountants have provided an updated consent.

Amendment No. 1 to Form 10-QSB for the Quarterly Period Ended December 31, 2006

14. We have addressed the comments in our registration statement as applicable.

Item 2. Management’s Discussion and Analysis or Plan of Operation

Business Strategy

15. We have revised paragraphs 7 through 9 to delete the references to “registration statement.”

Item 3. Controls and Procedures

16. We have revised the plural reference to our officer to a singular reference.

Exhibit 31.1

17. We have revised Exhibit 31.1 so that the text is exactly as specified in Item 601(b)(31).

We hope the foregoing has been responsive to your request. Should you have any comments or questions, please do not hesitate to contact the undersigned.

Thank you.

Best regards,

Action Fashions, Ltd.

Phillip E. Koehnke
President